UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

CENTRAL PUERTO S.A

BUENOS AIRES, March 27, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuing Companies Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martín 344

City of Buenos Aires

Subject: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that the Company’s Board of Directors decided to submit the following proposals for shareholders consideration regarding the items on the Ordinary Shareholders’ Meeting Agenda to be held on April 30, 2024, which proposals are described below:

3.

Consideration of the income (loss) for the fiscal year and the Board of Directors proposal to assign 7,402,192 thousand ARS to the Statutory reserve and the remaining balance of the retained accumulated income to increase the Optional Reserve for the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, and to delegate on the Company’s Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting. Consideration and approval of payment of the Profit-Sharing Bond stated by Sections 12 and 33 of the Bylaws.

The Board of Directors proposes shareholders to assign 7,402,192 thousand ARS to the Statutory reserve and the remaining balance of the retained accumulated income to increase the Optional Reserve for the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, and to delegate on the Company’s Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting. In addition, it proposes the shareholders to pay the profit-sharing bond of the Company’s personnel as per Sections 12 and 33 of the Bylaws, delegating on the Board of Directors its payment conditions.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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6.

Consideration of the remuneration of the Company’s Board of Directors for the fiscal year ended December 31, 2023 within the limit of profits in accordance with section 261 of the Business Entities Act and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the fiscal year closing next December 31, 2024.

The Board of Directors proposes shareholders the following: a) to ratify advanced payments to the Board of Directors during the fiscal year ended December 31, 2023 for the total amount of $48,716,126 considering their ability and professional reputation; b) and to authorize the members of the Board of Directors to continue receiving advanced payment ad referendum being approved at the corresponding Shareholders’ Meeting.

7.	Consideration of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2023; and the fee scheme for the fiscal year closing next December 31, 2024.

The Board of Directors proposes shareholders the following: a) to approve the advanced payments to the Statutory Auditors during the fiscal year ended December 31, 2023 for the total amount of $5,533,500; b) and to authorize the members of the Statutory Audit Committee to continue receiving advanced payment ad referendum being approved at the corresponding Shareholders’ Meeting.

8.

Board of Directors partial renewal Appointment of 3 (three) directors and 3 (three) deputy directors for the period of 3 (three) fiscal years as per Section 17 of the Bylaws. Continuity of the current Chairman until the appointment by the Board of Directors of the Company.

The Company’s Board of Directors proposes shareholders to appoint Diego Gustavo PETRACCHI, Martin LHEZ and Osvaldo RECA as members, and Ramón Nazareno ULLOA, Rubén Omar LÓPEZ and Fernando Roberto BONNET as deputy members to perform their duties during 3 (three) fiscal years.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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10.	Consideration of the remuneration of the certifying accountant of the Company regarding the annual accounting documents for the fiscal year 2023.

The Board of Directors proposes shareholders to approve the remuneration of external auditors during fiscal year 2023 for the amount of $131,990,775 for their audit services and $80,006,812.69 for their tax services.

11.	Appointment of the certifying accountant and of the deputy certifying accountant for the fiscal year closing next December 31, 2024 and the fixing of their remuneration.

The Board of Directors proposes shareholders the firm EY as independent auditors for the fiscal year 2024 and the appointment of Pablo Gabriel Decundo (C.P.C.E.C.A.B.A. Volume 286, Page 106), member of such firm, as certifying accountant, and Hernán Crocci (C.P.C.E.C.A.B.A. Volume 410, Page166) as deputy certifying accountant of the mentioned financial statements, respectively.

12.	Approval of the Annual Budget for the functioning of the Supervisory Committee.

The Company’s Board of Directors proposes shareholders to assign $2,800,000 for the functioning of the Supervisory Committee.

With nothing further at present, I remain sincerely yours,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 27, 2024	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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